SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)*

Stage Stores, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

85254C305
(CUSIP Number)

May 12, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85254C305	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,676,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,676,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,676,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 85254C305	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,676,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,676,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,676,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 85254C305	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,676,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,676,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,676,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 85254C305	13G	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER:

Stage Stores, Inc.(the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

2425 West Loop South, Houston, Texas 77027

Item 2(a).	NAME OF PERSON FILING

This statement is filed by the entities and persons listed below, who are collectively referred to herein as the "Reporting Persons"

(i) Axar Capital Management, LP, a Delaware limited partnership, which serves as the investment manager (the "Investment Manager") to certain funds and/or managed accounts (collectively, the "Axar Vehicles"), with respect to the shares of Common Stock (as defined in Item 2(d) below) held by the Axar Vehicles;

(ii) Axar GP, LLC, a Delaware limited liability company (the "GP"), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock held by the Axar Vehicles; and

(iii) Mr. Andrew Axelrod, a United States citizen, who serves as the sole member of the GP, with respect to the shares of Common Stock held by the Axar Vehicles.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF, IF NONE, RESIDENCE

1330 Avenue of the Americas, 30th Floor, New York, NY 10019

Item 2(c).	CITIZENSHIP

(i) The Investment Manager is a Delaware limited partnership;

(ii) The GP is a Delaware limited partnership; and

(iii) Mr. Andrew Axelrod is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share ("Common Stock")

Item 2(d).	CUSIP NUMBER

85254C305

CUSIP No. 85254C305	13G	Page 6 of 9 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:________________

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used in this Schedule 13G are calculated based upon the 28,911,336 shares of Common Stock reported to be outstanding as of December 4, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2019 filed with the Securities and Exchange Commission on December 12, 2019.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 85254C305	13G	Page 7 of 9 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The Axar Vehicles are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. Axar CL SPV LLC, a wholly owned subsidiary of Axar Master Fund, Ltd., an Axar Vehicle, has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the shares of Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85254C305	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: May 13, 2020

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD

CUSIP No. 85254C305	13G	Page 9 of 9 Pages

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 13, 2020

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD